JOHN M. WOODBURY, JR.
Attorney at Law
7251 Owensmouth Ave, Suite 7

Canoga Park, California  91303

(818) 883-1776 and (403) 217-5532

(818) 883-1781 and (403) 217-5532

September 12, 2005

Via EDGAR

Elaine Wolff, Branch Chief
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549
Mail Stop 4561

Re:

Universal Guardian Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A
File No. 0-24755

Filed September 2, 2005

Dear Ms. Wolff:

This letter is being filed in response to your letter on behalf of the staff of the Securities and Exchange Commission (the “Commission”) dated September 9, 2005 (the “Comment Letter”) relating to the filing by the Universal Guardian Holdings, Inc. (the “Company”) of preliminary proxy materials on September 2, 2005 relating to its annual meeting of shareholders scheduled for October 6, 2005.  Concurrently with the filing of this letter via EDGAR, the Company has via EDGAR filed an amended proxy statement which addresses the issues raised in the Comment Letter.  Please note that the numbers of the paragraphs below correspond to the numbers of the paragraphs in the Comment Letter.  We will also send you supplementally a clean and blackline version of the revised proxy statement the revisions.

1.

We note that you refer to various portions of your 10-KSB to satisfy your obligations under Item 7 of Schedule 14A.  Note D to Schedule 14A only permits information to be incorporated by reference in the manner and to the extent specifically permitted by the schedule, and Item 7 does not provide for incorporation by reference.  Please revise accordingly and include the required information.

Complied.

2.

We note that one of the purposes of your annual meeting is to amend your certificate of incorporation to increase you authorized number of common shares to 100,000,000 in connection with an impending acquisition.  Please expand your disclosure to provide information relating to the acquisition, including information required by Items 11, 13 and 14 of Schedule 14A.  Refer to Note A of Schedule 14A.

Per my conversation on September 9, 2005 with Ms. Jennifer Gowetski, I explained that the shareholder approval condition was added to the share exchange  agreement only as a matter of over-caution by the Company, and that the Company and the sellers in the transaction had intended as a practical matter to close the transaction regardless of the shareholders vote.  I then inquired of Ms. Gowetski as to whether the elimination of the shareholder approval condition as a condition to closing for the acquisition would obviate the need to comply with the disclosures required under Items 11, 13 and 14 of Schedule A, and she indicated that she thought it would.  Company management has since confirmed this intent and discussed the matter with the sellers, and have advised that they and the sellers have agreed to eliminate the shareholder approval condition as a condition of closing or otherwise under the share exchange agreement.  An amendment implementing this agreement is anticipated to be signed either later today (September 12, 2005) or early tomorrow.  Based on the foregoing, we have not included the disclosures required under Items 11, 13 and 14 of Schedule A.

Please contact the undersigned at (403) 217-5532 by telephone or (403) 217-5532 via facsimile should you have any questions or comments.

Very truly yours,

/s/ John M. Woodbury, Jr.

John M. Woodbury, Jr.

Cc:

Via facsimile to Ms. Jennifer Gowetski, Attorney-Advisor, Division of Corporate Finance, at (202) 772-9209